UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41590

QUANTASING GROUP LIMITED

(Exact name of registrant as specified in its charter)

Room 710, 5/F, Building No. 1,

Zone No. 1, Ronghe Road

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTASING GROUP LIMITED

Date: February 27, 2023	By:	/s/ Peng Li
	Name:	Peng Li
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	QuantaSing Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2023

2